UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.
(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K (this “Form 6-K/A”) amends the Form 6-K originally furnished by Digihost Technology Inc. (the “Registrant”) to the Securities and Exchange Commission (the “SEC”) on April 3, 2024 (the “Original Filing”) to restate the Registrant’s audited consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 (the “Restated Financial Statements”). In addition, the Registrant is furnishing with this Form 6-K/A its restated management’s discussion and analysis for the fiscal year ended December 31, 2023 (the “Restated MD&A”) and new certifications of each of its Chief Executive Officer and Chief Financial Officer, copies of which are furnished herewith as Exhibits 99.3, 99.4 and 99.5, respectively.

The Restated Financial Statements and the Restated MD&A have been restated to correct a material error in the statements of cash flows by reclassifying proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities. These matters are described in Note 2(w) to the Restated Financial Statements and in the Restated MD&A.

The Company has not updated the Restated MD&A to reflect any events that occurred subsequent to April 3, 2024, being the date the Original Filing was furnished to the SEC.

On March 5, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + a material change report that included a copy of a press release, a copy of which is being furnished herewith as Exhibit 99.6, announcing the filing of the Restated Financial Statements and the Restated MD&A.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Annual Information Form for the year ended December 31, 2023 (incorporated by reference from the Registrant’s Report on Form 6-K furnished on April 3, 2024)
99.2	Restated Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022
99.3	Restated Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	Certification of Annual Filings - CEO
99.5	Certification of Annual Filings - CFO
99.6	Material Change Report dated March 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: March 5, 2025

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